Exhibit 99.1

Glass House Brands Closes Turlock Natural Healing Center Dispensary Acquisition

-All local regulatory requirements have been met for the acquisition of the Turlock Natural Healing Center

Dispensary by Glass House Brands, and the transaction has officially closed

-Consolidation of the Turlock store’s financial results into Glass House Brands financials will begin,

effective immediately

-The opening of the Turlock store expands the Glass House retail footprint to ten stores, from three at the beginning of 2022

LONG BEACH, CA and TORONTO, April 25, 2023 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that all local regulatory requirements have been fulfilled for Glass House’s acquisition of the Natural Healing Center (NHC) dispensary located in Turlock, California, and that the transaction has officially closed. Consolidation of the financial results of the Turlock store into Glass House’s financials will begin effective immediately. The store will begin serving customers by the end of April and the grand opening ribbon cutting ceremony is scheduled for Friday, May 19, 2023 at 10:00am PT.

On May 12, 2022, Glass House announced that it had executed definitive agreements (the "Agreements") to acquire 100% of the equity interests in three Natural Healing Center retail assets: two operating retail dispensaries (Lemoore and Morro Bay) and one retail dispensary (Turlock) scheduled to open at a future date. For more detail, please see here. This was followed by the announcement on August 11, 2022 that Glass House had entered into an agreement to buy NHC’s flagship Grover Beach dispensary (please see here), followed by an announcement on September 7, 2022 that Glass House had closed the NHC Grover Beach and Lemoore dispensary acquisitions (please see here) and an announcement on September 15, 2022 that Glass House had closed the Morro Bay acquisition (please see here).

“Closing the Turlock acquisition is another major milestone for Glass House,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House Brands. “Turlock is the newest location in the NHC portfolio and well positioned for success as one of only three dispensary licenses in a city with a large California State University campus. Valnette Garcia and the rest of the NHC team have done an outstanding job building a retail brand consistently recognized for its world-class customer experience. In 2021, the other stores we acquired from NHC – Grover Beach, Morro Bay, and Lemoore – were all named “Best Cannabis Dispensary” in their respective areas by Weedmaps.”

“Vertical integration is a core strength of our model, a key point of differentiation, and we’ve made significant progress expanding our retail presence in a short period of time. We entered 2022 with just three locations, purchased the remaining 50% interest in The Pottery dispensary in July, closed on the four NHC locations starting in mid-August, opened the Farmacy Isla Vista in December and the Farmacy Santa Ynez in January. We now have a total of ten retail locations and are well on our way toward our goal of becoming one of the largest cannabis retailers in the State of California. Our expanding footprint provides significant headroom for growing our CPG sales and further improving profitability as we leverage the power of our vertical model.”

Hilal Tabsh, Chief Revenue Officer of Glass House Brands, commented, "Our newest retail store in Turlock is our third opening in the space of four months. Glass House now fully operates four NHC-branded dispensaries in Central and Northern California, providing us with a strategic geographic advantage. We look forward to providing Turlock customers a world-class shopping experience and the highest quality cannabis at an affordable price "

Located at 3401 W Monte Vista Avenue in Turlock, California, the new Natural Healing Center dispensary is in the primary business district just off the Golden State Highway and minutes from Cal State University Stanislaus. The store offers a convenient shopping environment, knowledgeable staff, and carefully curated selection of high-quality recreational and medicinal cannabis products, including premium flower, vaporizers, beverages, edibles and concentrates.

Additional NHC Transaction Details

At the close of each NHC dispensary acquisition, Glass House purchased the businesses or assets of these dispensaries and entered into a 5-year lease at each location with three renewal options for a total term of up to 20 years.

Calculation and payment of consideration for the acquisition of Turlock will occur at the end of its sixth full calendar quarter of operations, at 6x its annualized EBITDA1 in that quarter. The consideration will be paid 80% in new equity shares priced at the 25-day volume-weighted average price (VWAP) of Glass House equity shares as of the day before the date that the Turlock earnout payment is finally determined, and 20% in the form of an unsecured promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date. The equity shares that may be payable to the NHC sellers as part of the Turlock acquisition are subject to certain escrow holdbacks and generally will be paid out over four years following the closing date if all equity shares are released after the holdback periods expire.

Footnotes and Sources:

1. EBITDA is a non-GAAP financial measure consisting of earnings before interest, taxes, depreciation and amortization. This non-GAAP measure is not a standardized financial measure used to prepare the financial statements of Glass House under U.S. GAAP and might not be comparable to similar financial measures disclosed by other companies. For further information concerning the use of this non-GAAP financial measure, and a reconciliation to the closest GAAP measure, readers are referred to the section headed “Non-GAAP Financial Measures” in the Company’s Q4 2022 Management’s Discussion and Analysis available at www.sedar.com, which is incorporated by reference herein.

About Glass House Brands Inc.

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands Inc. is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the store beginning serving customers by the end of April and the grand opening ribbon cutting ceremony occurring on Friday, May 19, 2023 at 10:00am PT; the NHC acquisitions advancing Glass House further in its goal of becoming one of the largest cannabis retailers in the State of California; Glass House’s expanding footprint providing significant headroom for growing its CPG sales and further improving profitability as Glass House leverages the power of its vertical model; the NHC Turlock store providing a world-class experience and the highest quality cannabis at an affordable price to its new customers in Turlock; and with respect to the transaction details and timing of closing and the issuance of equity shares. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, the integration and synergies of the NHC acquisitions into the Company’s business not being as expected; and potential amendments to transaction terms, among other risk factors outlined in the Company’s Annual Information Form for the year ended December 31, 2022. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

Reed.Anderson@icrinc.com